LIFE SCIENCES RESEARCH, INC.

401 Hackensack Avenue
9th Floor
Hackensack, NJ 07601

Phone: 201-525-1819
Fax: 201-525-1331
LSRinc@LSRinc.net
September 22, 2009
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington D.C. 20549

Re:	Schedule 13E-3 Filed August 11, 2009
Filed by Life Sciences Research, Inc., Lion Holdings, Inc.,
Lion Merger Corp., LAB Holdings LLC, Andrew H. Baker,
and Focused Healthcare Partners, LLC
File No.: 005-62457

Life Sciences Research, Inc.
Preliminary Proxy Statement Filed on Schedule 14A
Filed on August 11, 2009
File No.: 001-32615

Life Sciences Research, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed on March 16, 2009
File No.: 001-32615

Life Sciences Research, Inc.
Definitive Proxy Statement Filed on Schedule 14A
Filed on April 9, 2009
File No.: 001-32615
Dear Mr. Riedler:
     Set forth below is the response of Life Sciences Research, Inc. (the “Company”) to the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), dated September 3, 2009, concerning the Company’s

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

preliminary proxy statement on Schedule 14A filed on August 11, 2009 (the “Preliminary Proxy Statement”), Transaction Statement on Schedule 13E-3 filed on August 11, 2009 (the “Schedule 13E-3”), Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) and definitive proxy statement on Schedule 14A filed on April 9, 2009 (the “April 2009 Proxy Statement”). For your convenience, we have set out the text of the Staff’s comments in bold, followed in each case by the Company’s response. Capitalized terms used in this response letter but not otherwise defined in this response letter have the meanings ascribed to them in the Preliminary Proxy Statement. With respect to the revisions to the Preliminary Proxy Statement described in our responses below, please note that, unless otherwise indicated, all page number references included in our responses refer to the corresponding page(s) of the revised Preliminary Proxy Statement filed contemporaneously with this response.
     Contemporaneously with this response, the Company is also filing with the Commission a revised Preliminary Proxy Statement and Amendment Number 1 to the Schedule 13E-3. To expedite your review, we are also sending you via overnight delivery marked copies of (i) the revised Preliminary Proxy Statement marked against the draft filed on August 11, 2009 and (ii) Amendment Number 1 to the Schedule 13E-3 marked against the Schedule 13E-3 filed on August 11, 2009.
     In addition, based upon our discussion with Ms. Rose Zukin of the Staff on September 13, 2009, attached hereto are marked pages of the Form 10-K, as revised to reflect the changes made in response to the Staff’s comments thereto. Pursuant to such discussion, while the Company will not file any amendment to either the Form 10-K or the April 2009 Proxy Statement at this time, if the Merger Agreement is terminated without the Merger being consummated, the Company will file an amendment to the Form 10-K, and, to the extent applicable, will include the disclosure requested in comment 64 in any proxy statement filed with respect to any subsequent annual meeting of the Company’s stockholders.
Schedule 13E-3, filed August 11, 2009
1.	Rule 13e-3 requires that each affiliate engaged in a going-private transaction file a Schedule 13E-3 and furnish the required disclosures. We note references on the cover page of the proxy statement and elsewhere to Mr. Baker “and his affiliates.” Please identify for us all affiliates in addition to the ones disclosed on the cover page of the Schedule 13E-3. We may have further comment.

Response:	We advise the Staff that Mr. Baker does not have any affiliates involved in the Merger other than those disclosed on the cover page of the Schedule 13E-3. In addition, we have revised the Preliminary Proxy Statement where appropriate to specifically refer to Focused Healthcare Partners, L.L.C., an affiliate of Mr. Baker which directly owns shares of the Company’s voting common stock that are beneficially owned by Mr. Baker.

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

Item 16. Exhibits
2.	Please file the following agreements as exhibits to your Schedule 13E-3.
•	Equity Commitment Letter with LAB Holdings; and

•	Financing Agreement dated as of March 1, 2006 by and among Life Sciences Research Inc., certain of its subsidiaries and unidentified lenders.
Response:	In response to the Staff’s comment, each of the Equity Commitment Letter and the Financing Agreement will either be filed as an exhibit to Amendment Number 1 to the Schedule 13E-3 or will be incorporated therein by reference. Note that certain information contained in the Financing Agreement has been redacted in accordance with a confidential treatment request that the Company is filing under separate cover.
Schedule 14A, filed August 11, 2009
General
3.	We note disclosure throughout the proxy statement that Parent expects to offer to executive officers of the Company an opportunity to exchange their Shares and options in the Company for equity securities of Parent. Please note that to the extent such persons accept such offer, they would appear to be engaged in the transaction for purposes of Exchange Act Rule 13e-3 and should be named as filing persons on your Schedule 13E-3.

Response:	Subsequent to the initial filing of the Preliminary Proxy Statement, the executive officers of the Company were offered the opportunity to exchange their shares and options in the Company for equity securities of Parent. Each executive officer declined this opportunity and, therefore, their shares and options in the Company will be converted into the right to receive cash in accordance with the terms of the Merger Agreement. Thus, the executive officers are not filing persons. The Preliminary Proxy Statement has been revised accordingly on pages 61 and 62.

4.	Please revise the proxy statement and form of proxy to clearly mark them as “Preliminary Copies.” Please refer to Rule 14a-6(e)(1).

Response:	In response to the Staff’s comment, the cover letter addressed to the Company’s stockholders, the Notice of Special Meeting of Stockholders, page 1 of the revised Preliminary Proxy Statement and the form of proxy have each been clearly marked “preliminary copy.”

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

5.	Please delete all references to “arms-length negotiations.” References to arms- length negotiations are inappropriate in a going private transaction by affiliates.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to delete all references to “arm’s-length negotiations.”

6.	We note that you seek confidential treatment for certain portions of Exhibit 99(c)(1) which you omit from your public filing. Please be advised that comments relating to your request for confidential treatment will be provided under separate cover.

Response:	We acknowledge that comments relating to our request for confidential treatment will be provided under separate cover.
Cover Page
7.	Please revise the reference to the majority voting approval threshold here, and elsewhere in your filing, to disclose the percentage number of unaffiliated shares, given the 18.4% owned by Mr. Baker, that would be required to vote in favor of the transaction for it to be approved.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose in the cover letter addressed to the Company’s stockholders, the Notice of Special Meeting of Stockholders and on pages 17, 35, 49-50 and 53 the percentage number of unaffiliated shares, given the 18.4% owned by Mr. Baker, that would be required to vote in favor of the transaction for it to be approved.
Summary Term Sheet
8.	Item 1001 of Regulation M-A requires that the summary term sheet provide the shareholders with sufficient information to understand the essential features and significance of the proposed transaction. Please include in an appropriate location within this section the most recently practicable market price of the Company’s shares.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to include on page 4 the most recently practicable market price of the Company’s shares.

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

The Merger
Can the Merger Agreement be terminated?, page 7
9.	We note that the Company may terminate the Merger Agreement if “Parent or Merger Sub breaches the Merger Agreement.” Please revise this bullet point on page 8 to disclose the amount of the termination fee due in this instance. Please note that we are not referring to the bullet point which discusses willful or intentional breach of the Merger Agreement by the Parent or Merger Sub.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose on page 10 that no termination fee is due in case of a breach of the Merger Agreement by Parent or Merger Sub other than a willful or intentional breach.

10.	We note your reference to “Parent Confidentiality Documents” on page 9. Please describe in your response letter the material terms of the Parent Confidentiality Documents and supplementally provide the Parent Confidentiality Documents for the Staff’s review. Also advise us in your response letter why such documents need not be filed as exhibits pursuant to Item 1016 of Regulation M-A. Please include in such response a specific discussion of Item 1016(d) and Item 1005(e) of Regulation M-A. We may have further comments.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to list on page 12 each Parent Confidentiality Document. Please note that each Parent Confidentiality Document either has been filed as an exhibit to the Schedule 13E-3 or is being filed contemporaneously with this response as an exhibit to Amendment Number 1 to the Schedule 13E-3.
Questions About The Fairness of the Merger and Conflicts of Interest
Did the Special Committee receive any independent advice regarding the Merger?, page 10
11.	We note your disclosure here and on page 28 that Plymouth Partners provided its opinion to the Special Committee for the “sole benefit and use of the Special Committee” in evaluating the fairness of the merger consideration. It is not appropriate for the financial advisor to disclaim liability. Please revise to delete these disclaimers.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised on pages 13, 34 and 37 to reflect the Staff’s comment.

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

Did Messrs. Baker or Cass participate in any deliberations of the Board of Directors regarding the Merger?, page 10
12.	We note your statement on page 10 that “Messrs. Baker and Cass attended the meeting of the Board of Directors during which the recommendation of the Special Committee was presented, but abstained from voting on the Merger.” Please expand your statement to disclose whether either Mr. Baker or Mr. Cass participated in deliberations during the meeting of the Board of Directors in which the recommendation of the Special Committee was presented. Please also advise why Mr. Cass abstained from such vote along with Mr. Baker given that he is not named as a filing person on your Schedule 13E-3.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose on pages 14, 33 and 49 that neither Mr. Baker nor Mr. Cass participated in deliberations during the meeting of the Board of Directors in which the recommendation of the Special Committee was presented. With respect to Mr. Cass’ abstention from such vote, we advise the Staff that it was anticipated that Parent might offer other executive officers of the Company, including Mr. Cass, the opportunity to exchange shares of the Company’s voting stock and “in the money” options for equity securities of Parent at the closing of the Merger, although no such offer had been made at such time (see response to comment 3). Therefore, at the recommendation of counsel, Mr. Cass abstained from voting on the Merger due to (a) the possibilities that Mr. Cass might (i) be offered, and decide to accept, an offer to exchange shares or options in the Company for equity securities in Parent and (ii) be offered the opportunity to serve as an officer of the Company following the closing of the Merger; (b) Mr. Cass’s status as the Company’s President and Managing Director; and (c) the possibility that Mr. Cass could potentially become entitled to receive a change of control severance payment as described in the proxy statement.
What is Mr. Baker’s current relationship with the Company?, page 11
13.	Please expand your disclosure here and in relevant portions of your filing to state the approximate percentage of outstanding shares Mr. Baker will own in Parent following the exchange.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to state on page 14 Mr. Baker’s expected beneficial ownership percentages immediately following consummation of the transaction. It is currently expected that Mr. Baker will have beneficial ownership of all of the shares in Parent, other than warrants to be issued to the lenders providing debt financing for the transaction.

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

Supplementally, we advise the Staff that, while Mr. Baker is currently the sole owner of Merger Sub, Parent and LAB Holdings, LAB Holdings’ sources of capital include, in addition to Mr. Baker, certain private investors. These private investors do not own any shares of the Company’s common stock and are not affiliates of the Company or Mr. Baker. LAB Holdings is a limited liability company for which Mr. Baker serves as the sole manager (the equivalent of being the sole general partner) and, after giving effect to the transaction, Mr. Baker will have the sole right to appoint the entire Board of Directors of Parent. On this basis, Mr. Baker will have beneficial ownership of all of the referenced shares of Parent owned by LAB Holdings. It should also be noted that, with the consent of the Special Committee, Mr. Baker may seek to bring in additional equity investors in Parent shares to reduce LAB Holdings’ investment, but no such efforts have been undertaken and no such efforts would affect Mr. Baker’s control of Parent and his rights, as manager of LAB Holdings, to appoint all of the directors of Parent.
Special Factors
Background of the Merger and Special Committee Proceedings, page 18
14.	We note your disclosure on page 18 that the Board of Directors received a letter from Mr. Baker regarding his interest in exploring the feasibility of financing an acquisition of the Company on February 17, 2009. If Mr. Baker indicated in that letter the amount of consideration he would consider offering to acquire the Company, please disclose such information in the proxy statement.

Response:	We advise the Staff that Mr. Baker did not indicate in his February 17, 2009 letter the amount of consideration he would consider offering to acquire the Company. Therefore, we have not provided additional disclosure in response to this comment.

15.	We note your disclosure on page 20 that Plymouth Partners responded to inquiries by several parties that had contacted the Company to express an interest in pursuing alternatives to the Initial Baker Offer. In addition, page 21 indicates that seven potential bidders had been provided access to the data room and several other parties began the process of negotiating confidentiality agreements with the Company. If any of the parties indicated the amount of consideration it would consider offering to acquire the Company, please disclose such information in the proxy statement.

Response:	We respectfully advise the Staff that page 21 of the Preliminary Proxy Statement (as filed on August 11, 2009) discloses the three preliminary indications of interest received by the Special Committee in addition to the Initial Baker Offer of $7.50 per share. Two preliminary indications of

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

interest proposed acquisitions of the Company at prices ranging between $7.50 per share and $8.00 per Share, as disclosed in the fourth paragraph on page 21. The other preliminary indication of interest was for $7.50 to $8.50 per share, as disclosed in the sixth paragraph on page 21. In addition, page 22 discloses the receipt of a formal bid that was characterized as “in excess of $7.50” per share. No further preliminary indications of interest or bids were received by the Company, other than the Initial Baker Offer and the Revised Baker Offer.

16.	Please revise to disclose your share price leading up to and after the March 3, 2009 written offer from Mr. Baker and the June 9, 2009 formal bid from Mr. Baker.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose on pages 25 and 29 the Company’s share price leading up to and after the March 3, 2009 written offer from Mr. Baker and the June 9, 2009 formal bid from Mr. Baker.

17.	We note your disclosure that one strategic alternative to acquisition you considered was maintaining the company’s status quo as an independent public company. Please expand your disclosure to state the reason the Special Committee rejected this alternative. Although you state on page 25 in “Position of the Special Committee as to the Fairness of the Merger,” a subsection not incorporated by reference into Item 7, that “any alternative involving maintaining the Company as an independent public company would be subject to the risks and uncertainties associated with the Company’s future performance,” please note that such statement is not considered sufficient disclosure. Please refer to Item 1013(b) of Regulation M-A, including Instruction 1.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose on page 33 the reason the special committee rejected the alternative of maintaining the Company’s status quo as an independent public company.

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

Position of the Special Committee as to the Fairness of the Merger, page 25
18.	Please address how the Special Committee, or any filing person relying on the financial advisor’s opinion, was able to reach the fairness determination as to unaffiliated security holders, given that the financial advisor’s fairness opinion addressed fairness with respect to security holders other than the Excluded Persons, rather than all security holders unaffiliated with the Company.

Response:	We respectfully advise the Staff that each holder of non-Excluded Shares is unaffiliated with the Company. Therefore, the Special Committee, and any filing person relying on the financial advisor’s opinion, was able to reach the fairness determination as to unaffiliated security holders in reliance on Plymouth Partners’ opinion. Plymouth Partners’ opinion states that the merger consideration is fair to all of the Company’s stockholders other than Parent, any Interested Party and their respective affiliates, which persons are referred to collectively in the Preliminary Proxy Statement as the holders of Excluded Shares. The term “Interested Party” is defined in the opinion as (i) Andrew Baker, (ii) any person or entity who beneficially owns any shares of the Company’s common stock, if any, that has entered into an agreement, arrangement or understanding with Parent or Merger Sub or any of their respective affiliates to (x) provide financing for the Merger or (y) vote or give any consents (or withhold any such votes or consents) with respect to any shares of the Company’s common stock in respect of the Merger or any similar transaction and (iii) any officer, director, partner, member or employee of Parent or Merger Sub. Based on the foregoing, the only stockholders of the Company that hold Excluded Shares are: Parent, Merger Sub, Mr. Baker, Focused HealthCare Partners, L.L.C. and LAB Holdings LLC, each of which is an affiliated stockholder of the Company. In response to the Staff’s comment, we have revised the disclosure throughout the Proxy Statement to clarify that Plymouth Partners’ opinion addressed fairness with respect to all unaffiliated stockholders.
The Special Committee’s Determination, page 28
19.	Please advise whether the conditions described in clauses (a) and (b) of this paragraph and the subsequent paragraph relating to the board approval have been satisfied.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose on pages 33 and 37 that the conditions described in clauses (a) and (b) of the referenced paragraph and the subsequent paragraph relating to the board approval have been satisfied.

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

Approval and Recommendation of the Board of Directors, page 28
20.	We note your disclosure on page 28 that the Board of Directors determined that the transaction was in the “best interests” of the Company and its stockholders and disclosure on page 35 that the Acquiring Parties believe that the terms and conditions of the Merger are substantively and procedurally fair to the Company and to its stockholders (other than the holders of the Excluded Shares). Please revise here and throughout the filing to expressly disclose whether the Company and the Acquiring Parties reasonably believe that the Merger is substantively and procedurally fair to unaffiliated stockholders. See Item 1014(a) of Regulation M-A and see Question Nos. 19 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).

Response:	We refer the Staff to our response to comment 18.

21.	The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person’s fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). It appears that the board expressly adopted the recommendation of the Special Committee in reaching the decision to approve the Merger. Please further disclose whether the board of directors expressly adopted Plymouth Partners’ discussion found on pages 28-34. Note, that to the extent the board did not adopt Plymouth Partner’s discussion and analysis, or the Special Committee’s discussion and analysis does not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board must discuss, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. This comment applies equally to the fairness determination of the Acquiring Parties. We note, for example that the recommendation and analysis of the Special Committee does not appear to address the factors described in clauses (ii), (vi) or (viii) of Instruction 2 to Item 1014 and Item 1014(c) and (d) or explain in detail why such factors were not deemed material or relevant. Similarly, the discussion of the factors considered by the Acquiring Parties on pages 35 through 37 does not appear to address the factors described in clauses (ii) through (vi) and (viii) of Instruction 2 to Item 1014 and Item 1014(c) and (d) or explain in detail why the factors were not deemed material or relevant.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to state on page 34 that the Special Committee adopted Plymouth Partners’ analyses and opinion. We respectfully advise the Staff that the Board of Directors’ express adoption of the analysis of the Special

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

Committee is disclosed on page 28 of the Preliminary Proxy Statement (as filed on August 11, 2009). Furthermore, factor (c) under Item 1014 of Regulation M-A is discussed under “SPECIAL FACTORS — Position of the Special Committee as to the Fairness of the Merger — Neutralized Voting,” which is incorporated under Item 8 of the Schedule 13E-3. Factor (d) under Item 1014 of Regulation M-A is discussed under “SPECIAL FACTORS – Background of the Merger and Special Committee Proceedings” and “SPECIAL FACTORS – Opinion of Financial Advisor to the Special Committee.” Factor (e) under Item 1014 of Regulation M-A is discussed under “SPECIAL FACTORS – Background of the Merger and Special Committee Proceedings.” In addition, factors (i) – (v) and (vii) under Instruction 2 to Item 1014 are discussed under “SPECIAL FACTORS – Position of the Special Committee as to the Fairness of the Merger.” Page 35 of the Proxy Statement has been revised to include discussion of factor (vi) of Instruction 2 to Item 1014. Please note that, other than Mr. Baker and the Company, no other filing person purchased any shares of the Company’s common stock during the prior two years. Factor (viii) is not described because no firm offers, other than the Revised Baker Offer, have been received by the Company in the prior two years.

In addition, in response to the Staff’s comment, the Preliminary Proxy Statement has been revised on pages 48 and 49 to include in the discussion of the factors considered by the Acquiring Parties the additional disclosure requested by the Staff.
Opinion of Financial Advisor to the Special Committee, page 28
22.	It is your responsibility to summarize accurately. Please revise the second paragraph of this Section to delete the portion of the sentence indicating that the summary of Plymouth Partners’ opinion is qualified in its entirety by reference to the full text of the opinion. You can direct investors to read the entire proxy statement for more complete discussions. Please make corresponding changes to similar disclosure regarding the summaries of the merger agreement on page 50 and general contracts and agreements on page 78.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to delete the portion of the sentence referenced above that indicated that the summary of Plymouth Partners’ opinion is qualified in its entirety by reference to the full text of the opinion, and to state on page 37 that the Company’s stockholders are urged to read the full text of Plymouth Partners’ opinion. The Preliminary Proxy Statement has also been revised to make similar changes on pages 69 and 101 with respect to similar disclosure

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

regarding the summaries of the merger agreement and general contracts and agreements.

23.	We note your disclosure on page 28 that indicates that in arriving at its opinion, Plymouth Partners reviewed “certain internal financial and operating information with respect to the business, operations and prospects of the Company” in addition to the projections that are disclosed on pages 30-34. Please revise your proxy statement to describe this information.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to describe on page 37 the additional information reviewed by Plymouth Partners.

24.	We note that Plymouth Partners performed both a Selected Publicly Traded Companies and Selected Precedent Transactions analysis. Please revise to provide disclosure concerning the methodology and criteria used in selecting these companies and transactions. Also, indicate whether the criteria were consistently applied and, if any company or transaction was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide disclosure on pages 40 and 42 concerning the methodology and criteria used in selecting the companies and transactions included in the Selected Publicly Traded Companies and Selected Precedent Transactions analyses.

25.	We note that the Selected Precedent Transactions Analysis computed enterprise value as a multiple of the latest reported twelve months revenue. Please clarify the twelve month period used for the Company.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to clarify on page 43 the twelve-month period used for the Company in order to compute enterprise value with respect to the Selected Precedent Transaction Analysis.

26.	We note that page 38 of Plymouth Partners’ presentation to the special committee, filed as exhibit (c)(1) to the Schedule 13E-3, indicates an implied per share range approximately equal to the range disclosed in the Selected Precedent Transactions Analysis table on page 32 of the proxy statement. Such range appears to have been calculated by applying the Company Discount to the Selection Transaction EBITDA multiple of 7x, 8x and 9x. Please explain why these three multiples were used given the mean, median, high and low LTM EBITDA Multiples disclosed on page 37 of exhibit (c)(1).

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to explain on pages 42 and 43 why these three multiples were used.
27.	Please revise to indicate how Plymouth Partners arrived at the terminal multiples used in the Discounted Cash Flow Analysis and exit multiples used in the Illustrative Leveraged Buyout Analysis. Also show how the information from the Illustrative Leveraged Buyout Analysis resulted in the Implied Per Share Equity Reference Range for the Company as it is not apparent from review of exhibit (c)(1) to Schedule 13E-3.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose on page 43 how Plymouth Partners arrived at the terminal multiples used in the Discounted Cash Flow Analysis and exit multiples used in the Illustrative Leveraged Buyout Analysis, and to disclose on page 44 how the information from the Illustrative Leveraged Buyout Analysis resulted in the Implied Per Share Equity Reference Range for the Company.
28.	We note the paragraph preceding the section entitled “Miscellaneous” on page 33. Please expand this paragraph to disclose the findings and recommendations, if any, resulting from such analysis. We refer you to Item 1015(b)(6) of Regulation M-A.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose on page 44 the findings and recommendations, if any, resulting from the analysis referenced in the above comment.
29.	We note your disclosure on pages 33-34 that a “significant portion” of the $3.05 million fee payable to Plymouth Partners is contingent upon the consummation of the Merger. Please revise to disclose the “significant portion” as a percentage of the fee, and address the potential conflicts of interest associated with this fee structure.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose on page 45 what portion of the $3.05 million fee payable to Plymouth Partners is contingent upon the consummation of the Merger. The Preliminary Proxy Statement was further revised in response to the Staff’s comment to disclose on page 25 that the Special Committee considered the material terms of Plymouth Partners’ engagement letter, including the contingent fee structure, and determined that such terms were customary and appropriate for an engagement of this type.

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

Position of the Company as to the Purposes, Alternatives, Reasons and Effects of the Merger, page 34
30.	It appears that many of the factors cited in support of the timing of the transaction have been present for some time. Please revise to provide expanded disclosure regarding the reasons behind each filing persons’ choice to engage in the transaction at this time as opposed to any other time in the Company’s public company history. Please refer to Item 1013(c) of Regulation M-A. This comment applies equally to the disclosure on page 37 indicating the reasons for the Acquiring Parties undertaking the transaction at this time.
Reasons:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide expanded disclosure on pages 46 and 51 regarding the reasons behind each filing persons’ choice to engage in the transaction at this time as opposed to any other time in the Company’s public company history.
31.	The description required by Item 1013(d) of Regulation M-A must include a reasonably detailed discussion of the benefits and detriments of the Merger to the Company, its affiliated and unaffiliated security holders, and the benefits and detriments must be quantified to the extent practicable. Current disclosure in the sections entitled “Effects” on pages 34 and 37 do not appear to adequately address this disclosure requirement as to unaffiliated security holders. Please expand the disclosure in this section accordingly. See Instruction 2 to Item 1013 of Regulation M-A.

Response:	We refer the Staff to our response to comment 18.
Position of the Acquiring Parties as to the Purposes, Alternatives, Reasons and Effects of the Merger, page 37
32.	We note your disclosure regarding the reasons why the Acquiring Parties believe that it is best for the Company to operate as a privately held entity. Please expand your filing to provide a specific discussion of the current structure of the Merger Agreement, including the $8.50 offering price, the ability of the Company to receive competing bids from third parties, and the termination provisions, and disclose the reasons for this structure. Please refer to Item 1013(c) of Regulation M-A.

Response:	The Preliminary Proxy Statement has been revised on page 51 to reflect the Staff’s comment.
33.	Please disclose the effect of the Merger on the Acquiring Parties’ interest in the net book value and net earnings of the Company, in terms of both dollar

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

amounts and percentages. Please refer to paragraph (d) and Instruction 3 to Item 1013.

Response:	The Preliminary Proxy Statement has been revised on page 51 to reflect the Staff’s comment.
The Merger
Proxy Solicitation, page 40
34.	We note your disclosure on page 40 that proxies may be solicited over the Internet. Please tell us whether the company plans to solicit via internet chat rooms, and if so, tell us which websites it plans to utilize.

Response:	We advise the Staff that the Company does not plan to solicit proxies via internet chat rooms.
35.	Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, television or radio must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please supplementally confirm your understanding.

Response:	We confirm our understanding that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, television or radio must be filed under the cover of Schedule 14A.
36.	We note your disclosure that “directors, officers and employees” of the Company will solicit proxies. Please identify the class of employees that will be used in connection with the transaction. Please refer to Item 1009(b) of Regulation M-A.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to identify on page 54 the Company’s executive officers as the class of employees that will be used in connection with the transaction.
Merger Financing, page 41
37.	We note your disclosure of a list of conditions to debt financing on page 42. You indicate that this list is not exhaustive. Please ensure that your disclosure lists all material conditions to the financing. Please refer to Item 1007(b) of Regulation M-A.

Response:	We advise the Staff that the list of material conditions to the debt financing is in fact exhaustive. The Preliminary Proxy Statement has been revised to delete any indication to the contrary.

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

38.	Please refer to your discussion of debt financing. Please expand your disclosure of your loan agreements to describe the identity of the parties to the loan agreement, including those parties to whom the loans will be syndicated, the term and the stated and effective interest rates, as well as any plans or arrangements to finance or repay the loan. Please refer to Item 1007(d) of Regulation M-A.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose on page 57 the term and the stated and effective interest rates of the debt financing and to disclose on page 59 the Acquiring Parties’ intentions with respect to refinancing or repaying the loan and the lenders’ plan with respect to syndicating the loan. Please note that the parties to the loan agreements were previously disclosed on pages 5 and 42 of the Preliminary Proxy Statement (as filed on August 11, 2009).
39.	Section 1 of exhibit (b)(1) of Schedule 13E-3 references a “Sponsor Letter.” Please explain what this is in your response letter, and if applicable, provide the disclosure required by Item 1007 of Regulation M-A and file it as an exhibit in accordance with Item 1016(b) of Regulation M-A.

Response:	We advise the Staff that the Sponsor Letter is a letter between the lenders and LAB Holdings LLC pursuant to which LAB Holdings LLC has agreed to reimburse the lenders’ costs and expenses only in the event the Merger is not consummated. With respect to the Sponsor Letter, we respectfully advise the Staff that we believe the Sponsor Letter is immaterial to shareholders as it has no relevance to the going private transaction. We have concluded that the disclosure required by Item 1007 of Regulation M-A is inapplicable, as are the exhibit requirements of Item 1016(b) of Regulation M-A, because the Sponsor Letter is not a loan agreement or arrangement.
40.	Please advise us whether the Company is deemed to be in breach of section 8(a)(ii) of exhibit (b)(1) of Schedule 13E-3 given that the existence of the debt financing letter has been disclosed and its contents filed as an exhibit.

Response:	We respectfully advise the Staff that the Company is not in breach of exhibit (b)(1) of Schedule 13E-3. We direct the Staff’s attention to section 8(a)(iv) of exhibit (b)(1) which provides that subject to certain conditions, the financing commitment letter may be disclosed in, and attached as an exhibit to, the Schedule 13E-3.

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

Interests of Certain Persons in the Merger; Potential Conflicts of Interest, page 43
41.	Please expand your disclosure of “Change in Control Severance Payments” on page 44 to quantify the severance payments payable to Messrs. Baker, Bibi, Cass, Griffiths and Michaelson in the event of a change in control.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose on page 60 the amounts of the severance payments payable to Messrs. Baker, Bibi, Cass, Griffiths and Michaelson in the event of a change in control.
42.	We note your statement on page 45 that as a result of the Merger, options to purchase as many as 554,008 shares held by the company’s directors and executive officers may be cashed out, and employees and directors also hold 9,000 shares of restricted stock in the aggregate. Please expand your disclosure to disclose the number of stock options and restricted stock held by each executive officer.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose on pages 61 and 62 the number of stock options and restricted stock held by each executive officer.
43.	We note your statement on page 45 that the company’s directors and officers may receive an aggregate payment of as much as $3,636,841 as a result of their options being cashed out in the Merger, and an aggregate payment of $76,500 with respect to shares of restricted stock accelerated and cancelled. Please revise your disclosure to quantify the amounts receivable by each executive officer.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose on pages 61 and 62 the amounts receivable by each executive officer as a result of their options being cashed out in the Merger and shares of restricted stock accelerated and cancelled in the Merger.
44.	Please expand your disclosure to quantify, for each executive and director, the total amounts payable as a result of the Merger, taking into account LTIP Payments, Change in Control Severance Payments, Acceleration of Stock Options and Restricted Stock, and Equity Investments in Parent.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose on page 62 the total amounts payable to each executive and director as a result of the Merger, taking into account LTIP Payments, Change in Control Severance Payments, Acceleration of Stock Options and Restricted Stock, and Equity Investments in Parent.

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

Certain Legal Matters, page 48
45.	Please update your disclosure regarding “Merger Related Litigation” as of the most recent practicable date.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide on pages 67 and 68 updated disclosure regarding “Merger Related Litigation” as of the most recent practicable date.
Information About the Company
Directors and Executive Officers of the Company, page 65
46.	Please disclose Mr. Baker’s country of citizenship in accordance with Item 1003(c)(5) of Regulation M-A.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose on page 88 Mr. Baker’s country of citizenship.
Selected Consolidated Financial Data, page 68
47.	It appears that the Company has elected to incorporate by reference the information required by Item 1010(a) and (b) of Regulation M-A and has disclosed summarized financial information required by Item 1010(c). Please revise this section to provide the ratio of earnings to fixed charges information required by Item 1010(c)(4) of Regulation M-A, and if material, pro forma data for the summarized financial information specified in Item 1010(c) disclosing the effect of the transaction. See Item 1010(c)(6). To the extent you believe pro forma information is not material, please explain why.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to provide on page 92 the ratio of earnings to fixed charges information required by Item 1010(c)(4) of Regulation M-A. We respectfully advise the Staff that we have not provided pro forma data disclosing the effect of the transaction because, as the consideration to be received by the Company’s unaffiliated stockholders in the Merger consists solely of cash and such stockholders will have no continuing interest in the surviving corporation following the Merger, we have concluded that such information is not material and, therefore, is not required to be provided pursuant to Item 1010(c) of Regulation M-A.
Projected Financial Information, page 69
48.	Please revise to disclose the approximate date on which the financial projections provided in this section were last updated by management. Also,

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

disclose who was responsible for preparing these projections and indicate what role, if any, Mr. Baker played in formulating these projections.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose on pages 92 and 93 the approximate date on which the financial projections provided in this section were last updated by management, to disclose who was responsible for preparing these projections and to indicate that Mr. Baker played no role formulating these projections.
Other Matters
Prior Stock Purchases and Other Transactions, page 76
49.	Please expand footnote 1 of the table regarding “Prior Stock Purchases by the Acquiring Parties” to quantify the aggregate consideration paid by Mr. Baker in each transaction.

Response:	In response to the Staff’s comment, the Preliminary Proxy Statement has been revised to disclose on page 101, in footnote 1 to the table regarding “prior Stock Purchases by the Acquiring Parties,” the aggregate consideration paid by Mr. Baker in each transaction.
Form 10-K for Fiscal Year Ended December 31, 2008
Item 1. Business
General
50.	Please expand your disclosure in this section to provide a more specific description of your business. Specifically, please disclose the following information:
•	Please disclose how you market your services to potential customers.
•	Please disclose the source of your materials and supplies.
Please refer to Item 101(c)(1) of Regulation S-K. If you have any supply agreements, please file them as exhibits to your Form 10-K, or provide a legal analysis as to why these agreements need not be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Response:	In response to the Staff’s comment, page 4 of the enclosed marked pages of the Form 10-K includes a more specific description of the Company’s business.

With respect to the Company’s supply agreements, we respectfully advise the

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

Staff that we do not believe the Company’s supply agreements are required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K because: (i) such agreements were entered into by the Company in the ordinary course of business, (ii) such agreements are not material in amount or significance and (iii) the Company is not substantially dependent on any of these supply agreements.
Description of Business
Pharmaceutical and Biotechnology
Market Growth
51.	Please refer to the following disclosure in this section:
•	“It is estimated that the pharmaceutical industry annual drug development spending is around $80 billion per year and has had a long term growth rate of roughly 10% per annum.”
•	“Approximately 20% of this is devoted solely to pre-clinical testing.”
•	“The Company believes that approximately 20-25% of the pre-clinical spending is outsourced which means that the Company is today competing in a market of as much as $3.5 billion.”
Please expand your disclosure to provide a source for this information. We note your statement that PharmaProjects is the source of other numerical facts related to the pharmaceutical industry. If PharmaProjects is also the source of the information highlighted above, please so disclose.

Response:	In response to the Staff’s comment, page 7 of the enclosed marked pages of the Form 10-K includes the source of the information referenced. Please note that we have not named the financial and investment firms that prepared the reports from which this information was derived because of a concern that, if their names were so disclosed, they would become targets of animal rights activists. We respectfully advise the Staff that we will supplementally provide this information to the Staff, on a confidential basis, if the Staff so requests.

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

Non-Pharmaceutical
Backlog
52.	We note your disclosure that you have an aggregate backlog at December 31, 2008 of $142 million. Please expand your disclosure to indicate the portion of the backlog not reasonably expected to be filled within the fiscal year. Please refer to Item 101(c)(1)(viii) of Regulation S-K.

Response:	In response to the Staff’s comment, page 10 of the enclosed marked pages of the Form 10-K indicates the portion of the backlog not reasonably expected to be filled within the fiscal year.
Item 1A. Risk Factors
“Reliance on transportation”
53.	We note your disclosure that the company is reliant on transport for the movement of materials and supplies. Please expand your disclosure in this risk factor to provide more information regarding how you use any transportation system. Please also provide the requested information in the Business section.

Response:	We advise the Staff that the concerns addressed by this risk factor are no longer applicable and, therefore, we have deleted this risk factor on page 21 of the enclosed marked pages of the Form 10-K.
54.	If you have any written agreements with a third party providing transportation services to you, please describe the material terms of the agreement in the Business section and file the agreements as exhibits to your Form 10-K, or provide us with a legal analysis as to why these agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:	We respectfully advise the Staff that we do not believe the Company’s third party transportation agreements are required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K because: (i) such agreements were entered into by the Company in the ordinary course of business, (ii) such agreements are not material in amount or significance and (iii) the Company is not substantially dependent on any of these agreements.
“The Company relies on third parties for important services”
55.	We note your disclosure that the company depends on third parties to provide it with services critical to its business. Please expand your disclosure in this risk factor to provide more information regarding how you use these

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

critical services. Please also provide the requested information in the Business section.

Response:	Please see page 22 of the enclosed marked pages of the Form 10-K, which includes expanded disclosure in response to the Staff’s comment.
56.	If you have any written agreements with these third parties, please describe the material terms of the agreements in the Business section and file the agreements as exhibits to your Form 10-K, or provide us with a legal analysis as to why these agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:	We respectfully advise the Staff that we do not believe the Company’s third party service agreements are required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K because: (i) such agreements were entered into by the Company in the ordinary course of business, (ii) such agreements are not material in amount or significance and (iii) the Company is not substantially dependent on any of these agreements.
Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
57.	We note your disclosure that there are securities authorized for issuance under equity compensation plans that were not approved by LSR stockholders. Please expand your disclosure to briefly describe the material features of these equity compensation plans that were not approved by LSR stockholders. Please refer to Item 201(d)(3) of Regulation S-K.

Response:	In response to the Staff’s comment, page 26 of the enclosed marked pages of the Form 10-K briefly describes the material features of the equity compensation plans that were not approved by the Company’s stockholders.
Item 8. Financial Statements and Supplementary Data
Managements’ Report on Consolidated Financial Statements and Internal Control
58.	We note your statement that “Company’s management concluded that its internal control over financial reporting as of December 31, 2008 was effective and adequate to accomplish the objectives described above.” The “and adequate to accomplish the objectives described above” wording appears to be more limited that the requirement under Rule 308 of Regulation S-K to provide Management’s assessment of the effectiveness of the registrant’s internal control over financial reporting as of the end of the registrant’s most recent fiscal year. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

executive officer and your chief financial officer on the effectiveness of your internal controls over financial reporting.

Response:	In response to the Staff’s comment, we have deleted on page 44 of the enclosed marked pages of the Form 10-K the limiting language referenced in the Staff’s comment.
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
Cash and Cash Equivalents
59.	Please quantify the impact of the change in accounting policy for your cash and cash equivalents on your cash and cash equivalents and short-term investments balances for the fiscal year ended December 31, 2008 and disclose the basis for your conclusion that this policy is appropriate under U.S. GAAP.

Response:	In response to the Staff’s comment, page 56 of the enclosed marked pages of the Form 10-K quantifies the impact of the change in accounting policy for the Company’s cash and cash equivalents on the Company’s cash and cash equivalents and short-term investments balances for the fiscal year ended December 31, 2008 and discloses the basis for the Company’s conclusion that this policy is appropriate under U.S. GAAP.
Note 5. Acquisitions, Goodwill and Intangible Assets
60.	You disclose that “an independent third party valuation was performed, of the Services Company as of the acquisition date...” While you are not required to make reference to the use of independent third party valuation firm, when you do, you must also disclose the name of the independent third party valuation firm. If you include their name in or incorporate them by reference into a 1933 Securities Act filing, you will also need to include their consent.

Response:	In response to the Staff’s comment, we have deleted on page 65 of the enclosed marked pages of the Form 10-K the reference to the use of the independent third party valuation firm.
Note 7. Income Taxes
61.	Please disclose the amount of your unrecognized benefit and the disclosure required in paragraph 21 of FIN 48 as applicable. In addition, please disclose the amount of the unrecognized deferred tax liability for temporary

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

differences related to investments in foreign subsidiaries that you believe are essentially permanent in duration because the earnings will be indefinitely reinvested in accordance with paragraph 44c of FAS 109 or state that determination is not practicable.

Response:	Please see page 68 of the enclosed marked pages of the Form 10-K, which includes additional disclosure in response to the Staff’s comment.
62.	Please revise your disclosure for your rate reconciliation between the US statutory rate and the effective rate to clarify what the line item “change in estimate” represents and explain any major changes in this line item for the periods presented.

Response:	Please see page 68 of the enclosed marked pages of the Form 10-K, which include revised disclosure in response to the Staff’s comment.
Item 15. Exhibits and Financial Statement Schedules
63.	We note that you have described the material terms of the following agreements but have not filed them as exhibits to your Form 10-K:
•	2001 Equity Incentive Plan
•	2007 Long Term Incentive Plan, as amended
•	Employment Agreement with Andrew Baker
•	Sale and Leaseback Agreements with Alconbury Estates Inc.
Please file these agreements as exhibits prior to the clearance of outstanding comments on the Schedule 13E-3, or provide us with a legal analysis as to why these agreements need not be filed pursuant to Item 601(b)(10) of Regulation S-K.

Response:	We advise the Staff that the 2001 Equity Incentive Plan was in fact incorporated by reference as Exhibit 10.8 to the Form 10-K. We further advise the Staff that Mr. Baker’s employment agreement was incorporated by reference as Exhibit 10.1 to the Form 10-K. Please see page 98 of the enclosed marked pages of the Form 10-K, which lists as exhibits to be incorporated by reference the 2007 Long Term Incentive Plan and the Sale and Leaseback Agreements with affiliates of Alconbury Estates, Inc.

Jeffrey Riedler
Securities and Exchange Commission
September 22, 2009

Schedule 14A, filed on April 9, 2009
Compensation Discussion and Analysis
Annual Review of Executive Compensation
64.	We note your disclosure that the Compensation Committee reviews compensation information for selected small cap healthcare companies outside the CRO industry in determining compensation for each of your executive officers. If you engaged in benchmarking, identify the peer companies you used in the analysis and explain how you selected these companies. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response:	We advise the Staff that the small cap healthcare peer companies outside the CRO industry used were selected based on their similarities to the Company in services provided, market capitalization, and annual revenues. The benchmarking analysis included the following specific companies: Affymetrix; Bioreference Laboratories; Biosite Incorporated; Cambrex; Dionex; DJ Orthopedics; Gen-Probe; Haemonetics; Hologic; Invacare; Inverness Medical Innovations; Martek Biosciences; Mentor; Molecular Devices; and Orthofix International.
     On behalf of the filing persons (including the Company), we confirm that the each filing person (including the Company) acknowledges that:
•	the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the filing person may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/  Mark L. Bibi
Mark L. Bibi
Secretary and General Counsel